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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/2018 (MM/DD/YY) AND ENDING 04/30/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RW SMITH & ASSOCIATES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 TOWN SQUARE PLACE , Suite 1500
(No. and Street)

JERSEY CITY	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Ferreri — 201-217-8055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

9645 Lincolnway Lane #214A	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Christopher Ferreri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RW SMITH & ASSOCIATES, LLC, as of April 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. [illegible]
Qualified in Suffolk County
Commission Expires July 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DeMarco Sciaccotta Wilkens & Dunleavy
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
R W Smith & Associates, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of R W Smith & Associates, LLC, (the "Company") as of April 30, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of R W Smith & Associates, LLC as of April 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as R W Smith & Associates, LLC's auditor since 2016.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
June 21, 2019

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423
330 East Northwest Highway, 2nd Floor I Mount Prospect, IL 60056
2639 Fruitville Road, Suite 303 I Sarasota, FL 34237

R W SMITH & ASSOCIATES, LLC
STATEMENT OF FINANCIAL CONDITION
April 30, 2019

ASSETS

Cash and cash equivalents	$ 1,084,957
Receivable from clearing broker	93,396
Deposit with clearing broker	52,508
Other receivables	3,702
Prepaid expenses	16,873
Investment in limited liability company	160,000
Property and equipment, net	38,876
Right - of -use asset	198,711
Security deposits	15,284
Total Assets	$ 1,664,307

LIABILITIES and MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 723,035
Due to Related Party	1,876
Distribution payable	60,000
Lease liabilities	198,711
Total Liabilities	983,622
Member's Equity	680,685
Total Liabilities and Member's Equity	$ 1,664,307

The accompanying notes are an intregal part of these financial statements.

R W SMITH & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED APRIL 30, 2019

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

R W Smith & Associates, LLC (the Company) serves the investment community principally as an interdealer broker of fixed income securities, including municipal securities and U.S. Government Securities, in the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and, as mandated, the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is wholly owned by Town Square Holdings, LLC. Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a trade-date settlement basis with related commission income and expenses reported on a trade-date basis.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit and a savings account that are readily convertible into cash and purchased with original maturities of three months or less.

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, amortization is provided over the lesser of the economic use of the improvement or the term of the lease.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment (Continued)

Expenditures for maintenance and repairs are expensed when incurred, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized when the asset is disposed.

Investment in Limited Liability Company

In September 2013, the Company and several other municipal securities inter-broker dealers formed Municipal Bond Information Services, LLC ("MBIS"). MBIS, among other things, collects certain municipal securities trading information from its members and transfers such information to the U.S. Securities and Exchange Commission and/or the Municipal Securities Rulemaking Committee when or if required. The Company owns an 18% interest in MBIS and accounts for its investment under the cost method. The 9% additional interest was purchased in August 2017 at a cost of $40,000. The carrying value of the Company's investment at April 30, 2019 amounted to $160,000.

Under this method, the Company's share of the earnings or losses of such Investee companies is not included in the statement of financial condition or statements of operations and changes in member's equity of the Company. However, impairment charges are recognized when evidence indicates that the value of the Company's investments has deteriorated. If circumstances suggest that the value of the Investee Company has subsequently recovered, such recovery is not recorded.

Management has indicated that it was not practicable to estimate the fair value of this investment because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs. However, Management has reviewed the value of the investment as of April 30, 2019 and has determined that no impairment has been sustained.

Income Taxes

As a limited liability company, the Company is treated as a disregarded entity for Federal and state income tax purposes. Accordingly, no provision has been made for income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the member, who is responsible for any taxes thereon. Certain states impose LLC franchise fees, which are included in other operating expenses in the statement of operations.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers* ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective May 1, 2018, the Company adopted this ASU in using a modified retrospective approach. Management has determined that due to the nature of its business, related performance obligations and the transfer of control in service provided to its customers, the adoption of this ASU did not affect the accounting for the

Revenue Recognition (continued)

revenue earned. The adoption did not have an impact on its financial condition, results of operations or cash flows.

Revenue from Contracts with Customers

The Company acts as an interdealer broker in fixed income securities on behalf of its clients. The Company acts as an undisclosed agent brokering transactions between other registered broker dealers and certain other financial institutions. Each time we facilitate a matched trade between our clients we earn a commission. Commissions and related clearing expenses are recorded on the trade date (the date the matched buy and sell trade orders are agreed to, executed and confirmed by the counterparties). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and purchaser is identified, the pricing is agreed upon, the contractual obligations are binding and we share in the risk of clearing and settlement. Commission are collected at the settlement date, generally the second business day after the trade date.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The amendments in this ASU require lessees to recognize right-of-use assets and least liabilities on the balance sheet for all leases with terms longer than 12 months. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize a right-of-use asset and lease liability. Additionally, when measuring assets and liabilities arising from a lease, optional payments should be included only if the lessee is reasonably certain to exercise an option to extend the lease, exercise a purchase option, or not exercise an option to terminate the lease. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018.

The Company adopted the new guidance on January 1, 2019. The new guidance will provide for a right-of-use asset and an offsetting operating lease liability on the statement for financial condition with no impact on the statement of income. See Note 3 for additional disclosures.

NOTE 2- PROPERTY AND EQUIPMENT

Property and equipment at April 30, 2019, consisted of the following:

Data processing equipment	$ 308,340
Office equipment	72,443
Office furniture	70,953
Leasehold improvements	44,384
	496,120
Less: accumulated depreciation and amortization	(457,244)
Property and equipment, net	$ 38,876

NOTE 3- COMMITMENTS AND CONTINGENCIES

Leases

Total rental expense of $191,399 including the non-cancelable leases referred to above, was charged to operations during the year ended April 30, 2019.

Adoption of ASC Topic 842, Leases

On January 1, 2019, the Company adopted ASC Topic 842, Leases ("Topic 842"). Results for reporting periods beginning after January 1, 2019 are presented under Topic 842, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting guidance, ASC Topic 840.

Lease Recognition

The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for corporate offices with remaining lease terms of 1 years to 5 years, some of which include options to extend the lease for up to 5 years. For leases with renewal options, the lease term is extended to reflect renewal options the Company is reasonably certain to exercise.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term.

Operating lease expense were as follows:

	Four Months Ended April 30, 2019
Operating Lease Cost	$ 44,746

Supplemental cash flow and weighted average information related to leases was as follows:

	Four Months Ended April 30, 2019
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	$ 48,905
Weighted – average remaining lease term (years)	
Operating leases	2.78

Lease Recognition (continued)

Weighted – average discount rate	
Operating leases	5.50%

Maturities of operating lease liabilities as of April 30,2019 were as follows:

	Operating Leases
2019 – remainder	$ 94,583
2020	46,063
2021	27,675
2022	27,675
2023	18,450
Total lease payments	214,446
Less imputed interest	15,735
Total	$ 198,711

Contingencies

In the normal course of business, the Company is subject to inquiries and examinations of regulatory compliance by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations, which could have a material adverse effect on the Company's financial position, results, or liquidity, over and above any previously accrued amounts. The Company is not aware of any such disciplinary actions.

NOTE 4- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At April 30, 2019, the Company had net capital and minimum requirements of $445,950 and $100,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.76 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5- EMPLOYEE BENEFIT PLAN

The Company maintains a voluntary defined contribution retirement plan, qualified under Section 401(k) of the Internal Revenue Code that is available to all eligible employees. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during year ended April 30, 2019.

NOTE 6- FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

As a Fixed Income Interdealer Broker, the Company is engaged in the contemporaneous buying and selling of securities for broker-dealers registered with the SEC and some institutional Investors. The Company's transactions are executed with and on behalf of these counterparties.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through Hilltop Securities, which guarantees the transactions, while the remaining securities transactions are

compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations. The Company is required to hold a deposit with the clearing broker of $50,000.

The Company's financial instruments, including cash and cash equivalents, receivable from clearing broker, other receivables, deposit with clearing broker, prepaid expenses and deposits, due to related party and accounts payable and accrued expenses are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company has a deposit and receivable from its clearing broker as shown on the accompanying statement of financial condition. These amounts are subject to loss should the clearing organization cease business.

NOTE 7- CONCENTRATIONS OF CREDIT RISK

At April 30, 2019, and routinely throughout the year then ended, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to cash.

For the year ended April 30, 2019, transactions initiated by four employees on behalf of customers yielded approximately 50% of the Company's commission revenue.

NOTE 8- RELATED PARTY TRANSACTIONS

Due to related parties

The Company received administrative, operational, and support services from an affiliated entity, Hartfield, Titus & Donnelly, LLC ("HTD") in the amount of $170,000 including management services in the amount of $48,333 to a nonvoting member of the affiliated company pursuant to a consulting services agreement, during the year ended April 30, 2019. This entity is affiliated by common ownership. At April 30, 2019, there was $1,876 balance due to HTD. The Company also received support services from Munibrokers, LLC, a wholly owned subsidiary of the affiliated entity, in the amount of $96,000 during the year ended April 30, 2019.

Consulting Agreement

The Company entered into an agreement with a voting member of the parent company to provide consulting services to the Company. Consulting expense under this agreement amounted to $30,000 for the year ended April, 30, 2019.